August 13, 2010

Larry Spirgel, Assistant Director
United States Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:          Wonder International Education & Investment Group Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed on July 26, 2010
File No. 333-163635

Dear Mr. Sprigel:

We are in receipt of your letter, dated August 2, 2010, which contains the Commission’s comments with regard to the above-referenced filing.  Please accept this letter as the Company’s response to that letter.

General

1.           We note your response to comments one and five in our comment letter dated June 16, 2010 and are unable to agree.  W still believe that the transaction is a primary offering by the selling shareholders on behalf of the company.  The purpose of the transaction was to create a market in the company’s securities through a widespread distribution of the company’s shares through Eastbridge and its existing shareholder base.  We particularly note that most of the selling shareholders are offering a nominal number of securities in the transaction, and paid no consideration for their shares in the distribution.  We also note that your response incorrectly indicates that you have attempted to register the issuance of the dividend shares to Eastbridge’s shareholders in this transaction. However, you have only registered the sale of those dividend shares by the selling shareholders.  Please revise to also register the distribution of the dividend shares to Eastbridge’s existing shareholders and identify Eastbridge as an underwriter in connection with that distribution.  You must also identify all of the selling shareholders as underwriters and fix the offering price for the duration of the offering.

RESPONSE:  The Company has amended its filing to indicate that the only selling shareholder is Eastbridge and that we are attempting to register the dividend.  As discussed in your comment, we agree and have now indicated that Eastbridge is an underwriter for purposes of distribution of dividend shares to its shareholders.  However, the receiving shareholders are no longer listed in the registration statement and are not underwriters.  We have also stated in the filing that Eastbridge would not be receiving any compensation or commissions for this distribution.

Management’s Discussion and Analysis, page 77

2.           We note your response to comment seven in our comment letter date June 16, 2010.  Please revise this section to discuss the material terms of the Capital Raise Agreement, including the identity of the investment bank, and its impact on your liquidity, as requested in our previous comment.  Please note that we may have additional comments subsequent to your filing the Agreement as an exhibit to your amended filing.

RESPONSE:  The requested information has been added and the agreement has been filed as Exhibit 10.10 to the amended filing.

Financial Statements

General

3.           Refer to the Report of Independent Registered Public Accounting Firm on page F-2.  We note that the audited financial statements for both 2008 and 2009 have been restated to account for penalties related to income tax reporting obligations.  Please have your auditor revise their report to include an explanatory paragraph for the restatement pursuant to AU section 508.19 or tell us the basis for their conclusion that such an emphasis in the report is not warranted.

RESPONSE:  The following information has been added to the Report of Independent Registered Public Accounting Firm:

“As discussed in Note 3 to the financial statements, it was determined that accruals should be made to account for penalties that might be assessed for not timely filing income tax returns.  Accordingly, the 2009 and 2008 financial statements have been restated to include the effect of these accruals.”

Note 1 – Organization and Business Risks and Uncertainties, page F-7

4.           Disclose the significant provisions of the Consulting Services Agreement in sufficient detail to demonstrate how it contributes to your conclusion that you have operational control of each of the Chinese companies.  Describe the nature of the services provided under each agreement.  Also disclose how the consulting fees are determined in sufficient detail to show how these fees equal the profits of the Chinese companies.

RESPONSE:  The following information has been added to Note 1 in response to this comment:

“Coincident with the acquisition of the equity interests of China Wonder, the Company entered into an Operating Agreement, a Proxy Agreement, and a Consulting Service Agreement with China Wonder, each of the seven operating companies, and the majority owner of Company common stock, who is also chairman of each of the Chinese companies.  The operating Agreement provides, among other things, that the Chinese companies will conduct operations under the guidance of US Wonder, and that they will not conduct any transactions that might have a material affect on their assets, liabilities or company operations without written permission from US Wonder, The Proxy Agreement assigns to US Wonder the voting rights of the equity interests of the Chinese companies.  The Consulting Services Agreement provides that US Wonder will provide advice and assistance to the Chinese companies in all major aspects of their businesses.  The combination of the authority granted by these three agreements provides US Wonder with operational control of each of the Chinese companies.  US Wonder will be compensated under the Consulting Services Agreement with fees equal to the profits of the Chinese companies.  The fees will be calculated and paid at the end of each quarter in amounts equal to the net income as reported in the quarterly consolidated financial statements of China Wonder and its consolidated subsidiaries.”

Exhibits

5.           We reiterate our comment 15 in our letter dated June 16, 2010.  Please revise the Consent of Independent Certified Public Accountant to include the financial statements for both the 2009 and 2008 audited financial statements included in the filing and reference the date of your report in the consent.

RESPONSE:  The Company has included a revised Consent of Independent Certified Public Accountant with the amended filing.

Thank you for your time and attention to this matter. If you have any questions, please feel free to contact me at any time.

Sincerely,
DIETERICH & MAZAREI

/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Wonder International Education & Investment Group Corporation